UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

45166R204

(CUSIP Number)

April 8, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 45166R204	13G	Page 2 of 6 Pages

(1)	NAME OF REPORTING PERSON Brookside Capital Trading Fund, L.P.* EIN No.: 26-4233731
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	(5) SOLE VOTING POWER As of April 8, 2011 – 8,540,700 Shares As of April 15, 2011 – 9,137,500 Shares
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER As of April 8, 2011 – 8,540,700 Shares As of April 15, 2011 – 9,137,500 Shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of April 8, 2011 – 9.16% Shares As of April 15, 2011 – 9.80% Shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of April 8, 2011 – 9.16% Shares As of April 15, 2011 – 9.80% Shares
(12)	TYPE OF REPORTING PERSON PN

Page 2 of 6 Pages

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Idenix Pharmaceuticals, Inc. (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 60 Hampshire Street, Cambridge, MA 02139.

Item 2(a). Name of Person Filing

This Statement is being filed on behalf of Brookside Capital Trading Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors II, L.P., a Delaware limited partnership (“Brookside Investors II”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors II.

Item 2(b). Address of Principal Business Office or, if none, Residence

The principal business address of each of the Brookside Fund, Brookside Investors II, Brookside Management is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c). Citizenship

Each of the Brookside Fund, Brookside Investors II and Brookside Management is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 (“Common Stock”).

Item 2(e). CUSIP Number

The CUSIP number of the Company’s Common Stock is 45166R204.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Page 3 of 6 Pages

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒  If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4. Ownership

Item 4(a). Amount beneficially owned

As of the close of business on April 8, 2011, the Brookside Fund beneficially owned 8,540,700 shares of Common Stock. As of the close of business on April 15, 2011, the Brookside Fund beneficially owned 9,137,500 shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors II. Brookside Investors II acts by and through its general partner, Brookside Management.

Item 4(b). Percent of Class

As of the close of business on April 8, 2011, the Brookside Fund beneficially owned 9.16% of the Company’s Common Stock. As of the close of business on April 15, 2011, the Brookside Fund beneficially owned 9.80% of the Company’s Common Stock. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 93,240,527 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 8, 2011, based on representations made in the Company’s Form 424B5 filed April 8, 2011 with the Securities and Exchange Commission.

Item 4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

As of April 8, 2011 – 8,540,700 Shares

As of April 15, 2011 – 9,137,500 Shares

(ii)	shared power to vote or to direct the vote:

0 Shares

(iii)	sole power to dispose or to direct the disposition of:

As of April 8, 2011 – 8,540,700 Shares

As of April 15, 2011 – 9,137,500 Shares

(iv)	shared power to dispose or to direct the disposition of:

0 Shares

Page 4 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Page 5 of 6 Pages

Item 10. Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: April 18, 2011

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	/s/ William E. Pappendick IV
Name: William E. Pappendick IV Title: Managing Director

Page 6 of 6 Pages